Exhibit 3

Part II:

Item 7: Protection of Confidential Trading Information

 b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

 ☒ *Yes* ☐ *No*

 If yes, explain how and under what conditions.

 ILLC considers all Subscribers to the ATS to have consented to the disclosure of their confidential trading information as described in Part II, Items 6(a) and 7(a) above and in the following ways.

 MARKETING: ILLC may include, in marketing materials or client presentations, aggregated and anonymous analysis related to order and execution statistics derived from orders and executions in the ATS. Subscribers do not have the ability to opt out of the use of their related order and execution information for ILLC marketing purposes.

 CLIENT COVERAGE: ILLC may permission the systems and personnel described in Part II, Items 6(a) and 7(a) to access Subscriber (both Direct and Indirect Subscribers) confidential trading information. Subscribers may request to limit such disclosure, with respect to Sales and Trading Personnel, in accordance with the procedure described in response to Part II, Item 6(c) below. ILLC reserves the right, in its sole discretion, to honor such requests and will review each request on a case-by-case basis. Typically, ILLC will honor such requests by adjusting a client's coverage model to reflect the client's requested opt out.

 THIRD PARTIES: ILLC does not disseminate Subscriber confidential trading information to third parties, other than those listed in Part II, Item 6(b), except where required by applicable law. Subscribers may request that ILLC share their confidential trading information with third parties at their discretion.

 BlockCross advertises the BLKX ATS intraday real-time trading volumes via Bloomberg. Such trade advertising on Bloomberg includes all transactions executed in BLKX unless one or both Subscribers have opted out of participating in trade advertising. BlockCross Subscribers can opt out of participating in BlockCross trade advertising by contacting the BlockCross ATS Support team, either via phone or in writing (including electronic, however made). No identifying or confidential trading information is included in such advertising, which only includes the trading symbol and the quantity of shares crossed on the ATS. The advertised trades are identified as volume of the BlockCross ATS ("BLKX") and not of any specific Subscriber. As noted above, trades will not be included in such trade volume advertising on Bloomberg if that trade included a Subscriber who has opted out of participating in such advertising. Once a trade is executed on the BlockCross ATS, the transaction is reported and is concurrently run through BlockCross internal processes to determine if either side of the transaction is not a participant in BlockCross trade volume advertising. If so, that transaction is not submitted to Bloomberg for advertising. If not, that transaction is submitted to Bloomberg for advertising.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes*   ☐ *No*

If yes, explain how and under what conditions.

Subscribers may request to withdraw their consent to the information described above by contacting their sales representative or the BlockCross ATS support team in writing via email or instant message. Subscribers making such requests will receive written notification regarding their request to opt-out as soon as practicable. ILLC conducts periodic reviews of opt out requests to ensure that such requests have been implemented.